UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2026

ENZON PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	000-12957 (Commission File Number)	22-2372868 (IRS Employer Identification No.)

20 Commerce Drive (Suite 135), Cranford, New Jersey (Address of principal executive offices)	07016 (Zip Code)

(732) 980-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 10, 2026, Enzon Pharmaceuticals, Inc. (the “Company”) entered into the Ninth Amendment to the Section 382 Rights Agreement (the “Ninth Amendment”), which amends the Section 382 Rights Agreement, dated as of August 14, 2020 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as rights agent. Effective as of June 2, 2021, the Company amended the Rights Agreement (the “First Amendment”) to extend the Final Expiration Date (as defined in the Rights Agreement) of the rights issued pursuant to the Rights Agreement from the close of business on August 13, 2021 to the close of business on June 2, 2024. Effective as of May 16, 2024, the Company amended the Rights Agreement (the “Second Amendment”) to extend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on June 2, 2024 to the close of business on March 31, 2025. Effective as of March 31, 2025, the Company entered into the Third Amendment (the “Third Amendment”) to extend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on March 31, 2025 to the close of business on June 30, 2026. On August 13, 2025, the Company entered into the Fourth Amendment (the “Fourth Amendment”), to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on June 30, 2026 to the close of business on September 30, 2025. On September 30, 2025, the Company entered into the Fifth Amendment (the “Fifth Amendment”) to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on September 30, 2025 to the close of business on December 31, 2025. On December 23, 2025, the Company entered into the Sixth Amendment (the “Sixth Amendment”) to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on December 31, 2025 to the close of business on January 31, 2026. On January 30, 2026, the Company entered into the Seventh Amendment (the “Seventh Amendment”) to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from the close of business on January 31, 2026 to noon, New York City time, on March 2, 2026. On February 27, 2026, the Company entered into the Eighth Amendment (the “Eighth Amendment”) to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from noon, New York City time, on March 2, 2026 to noon, New York City time, on March 11, 2026.

On March 10, 2026, the Company entered into the Ninth Amendment to amend the Final Expiration Date of the rights issued pursuant to the Rights Agreement from noon, New York City time, on March 11, 2026, to noon, New York City time, on March 18, 2026. Except for the adjustment to the Final Expiration Date, the Rights Agreement otherwise remains unmodified.

The Ninth Amendment has been adopted because the Company’s management believes that it is in the best interests of the Company and its stockholders to provide for a Final Expiration Date of noon, New York City time, on March 18, 2026, as established in the Ninth Amendment.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complete text of (i) the Rights Agreement, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) as Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 14, 2020, (ii) the First Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 8, 2021, (iii) the Second Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 22, 2024, (iv) the Third Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 1, 2025, (v) the Fourth Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2025, (vi) the Fifth Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K on September 30, 2025, (vii) the Sixth Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K on December 23, 2025, (viii) the Seventh Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K on January 30, 2026, (ix) the Eighth Amendment, which was filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K on February 27, 2026, and (x) the Ninth Amendment, which is attached hereto as Exhibit 4.1. The Rights Agreement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment, and the Ninth Amendment are incorporated herein by reference.

Item 3.03	Material Modification to Rights of Security Holders.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 7.01	Regulation FD Disclosure.

On March 11, 2026, the Company issued a press release announcing an extension to the expiration date for the exchange offer (the “Offer”) by the Company to each holder of its Series C Non-Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”), to exchange such Series C Preferred Stock for shares of Enzon’s common stock, $0.01 par value per share. After giving effect to the extension, the Offer expires at 5:00 p.m., Eastern time, on March 16, 2026, unless the Offer is further extended. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the foregoing information, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information, including Exhibit 99.1, be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Important Information About the Merger and Where to Find It

In connection with the proposed transactions between Enzon and Viskase Companies, Inc. (“Viskase”), Enzon filed a registration statement on Form S-4 with the SEC that contains a prospectus, consent solicitation statement and offer to exchange (the “Registration Statement”). The Registration Statement includes financial information regarding the combined company. This communication is not a substitute for the Registration Statement or any other documents that Enzon may file with the SEC or that Enzon or Viskase may send to their respective stockholders in connection with the transactions contemplated by the Merger Agreement.

You may obtain free copies of the Registration Statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. The Registration Statement is available free of charge on Enzon’s website at https://www.enzon.com.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Enzon and Viskase, the ability to consummate the proposed transaction, and the ability to quote the common stock of the combined company on the “OTCQB” tier of the OTC market of the OTC Markets Group, Inc. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions, among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain the necessary approvals for the proposed transaction; (ii) uncertainties as to the timing of the consummation of the proposed transaction, including timing for satisfaction of the closing conditions, and the ability of each of Enzon and Viskase to consummate the proposed transaction; (iii) the ability of Viskase to timely deliver the financial statements required by the Merger Agreement, as amended; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Enzon, Viskase or their respective officers or directors; (vi) possible disruptions from the proposed transaction that could harm Enzon’s or Viskase’s respective businesses; (vii) the ability of Viskase to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Enzon’s or Viskase’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Enzon’s or Viskase’s ability to pursue certain business opportunities or strategic transactions; (xi) the exchange ratio and relative ownership levels as of the closing of the transactions contemplated by the Merger Agreement, as amended; (xii) estimates regarding future revenue, expenses, and capital requirements following the closing of the transactions contemplated by the Merger Agreement, as amended; (xiii) legislative, regulatory and economic developments; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, trade wars, or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xv) such other risks and uncertainties, including those that are set forth in the Registration Statement under the heading “Risk Factors”, in Enzon’s periodic public filings with the SEC, and in Viskase’s annual and quarterly reports posted to Viskase’s website. Enzon and Viskase can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Enzon, nor Viskase undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
4.1	Ninth Amendment to the Section 382 Rights Agreement, dated as of March 10, 2026, by and between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company.

99.1	Press Release issued by Enzon Pharmaceuticals, Inc., dated March 11, 2026 (incorporated by reference to Exhibit (a)(1)(H) to Amendment No. 5 to the Schedule TO-I/A filed by Enzon with the SEC on March 11, 2026).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENZON PHARMACEUTICALS, INC.
(Registrant)
Date: March 11, 2026
	By:	/s/Richard L. Feinstein
	Name:	Richard L. Feinstein
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary